UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number 001-41291

Meihua International Medical Technologies Co., Ltd.

(Translation of registrant’s name into English)

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On February 18, 2022, Meihua International Medical Technologies Co., Ltd., a Cayman Islands corporation (the “Company”), entered into Director Service Agreements (the “Agreements”) with each of its independent directors, Heung Ming Wong, Xiaoming E and Xu Han. The Agreements each feature a one-year term with annual renewals. Mr. E and Mr. Han will each receive a monthly stipend of ¥8,000 (approximately $1,265) per month during their terms of service. Mr. Wong, who serves as the Chairman of the Audit Committee of the Board, will receive a monthly stipend of $2,500 per month during his term of service. In addition, Mr. Wong will receive options to purchase 1,000 Ordinary Shares of the Company, at an exercise price of $0.01 per share, representing a value of $10,000, as determined by reference to the Company’s IPO price. The options vest in equal monthly installments over Mr. Wong’s initial year of service and are exercisable for a term of ten years. Upon annual renewals of his service agreement, Mr. Wong will receive additional options valued at $10,000, with the number of options granted to be determined with reference to the volume weighted average price for the Company’s Ordinary Shares during the thirty (30) trading days preceding the annual renewal date.

The Agreements, which are filed herewith as Exhibits 10.1, 10.2, and 10.3, contain numerous additional terms, covenants, and conditions and should be reviewed in their entirety for additional information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2022	Meihua International Medical Technologies Co., Ltd.

	By:	/s/ Yulin Wang
Yulin Wang Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
10.1	Director Service Agreement with Heung Ming Wong
10.2	Director Service Agreement with Xiaoming E
10.3	Director Service Agreement with Xu Han

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